

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2021

Todd Nelson
President and Chief Executive Officer
Codex DNA, Inc.
9535 Waples Street, Suite 100
San Diego, CA 92121

> **Re: Codex DNA, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 28, 2021**
> **File No. 333-256644**

Dear Mr. Nelson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed May 28, 2021

Results of Operations, page 70

1. We note your response to comment 1 and your revised disclosure on page 71 that NEB has agreed to pay the Company a royalty in the low double digits. Please revise your disclosure to give investors a reasonable idea of the amount of the royalty rate that does not exceed ten percentage points.

2. We note that the confidential settlement agreement with New England Biolabs includes a settlement payment. Please disclose the amount of the settlement payment or explain to us why such disclosure is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at 202-551-3640 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck at 202-551-3233 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Philip Oettinger